SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c),  AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(AMENDMENT NO. 1)*

Capital Southwest Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

140501107
(CUSIP Number)

December 30, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

E. Michael Whelan, as trustee of The Thomas Heritage Charitable Lead Trust
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
3	SEC use only

4	Citizenship or place of organization

USA
	5	Sole voting power

		186,956 (SEE ITEM 4)
Number of	6	Shared voting power
Shares
Beneficially		0
Owned by	7	Sole dispositive power
Each Reporting
Person With		0
	8	Shared dispositive power

		186,956 (SEE ITEM 4)
9	Aggregate amount beneficially owned by each reporting person

186,956
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions).

☐
11	Percent of class represented by amount in Row (9):

4.997%
12	Type of reporting person (see instructions):

IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

The Thomas Heritage Charitable Lead Trust 26-6785852
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
3	SEC use only

4	Citizenship or place of organization

USA
	5	Sole voting power

		186,956 (SEE ITEM 4)
Number of	6	Shared voting power
Shares
Beneficially		0
Owned by	7	Sole dispositive power
Each Reporting
Person With		0
	8	Shared dispositive power

		186,956 (SEE ITEM 4)
9	Aggregate amount beneficially owned by each reporting person

186,956
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions).

☐
11	Percent of class represented by amount in Row (9):

4.997%
12	Type of reporting person (see instructions):

OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

EMW Capital Advisors, LLC 20-0040121
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
3	SEC use only

4	Citizenship or place of organization

USA
	5	Sole voting power

		0
Number of	6	Shared voting power
Shares
Beneficially		0
Owned by	7	Sole dispositive power
Each Reporting
Person With		0
	8	Shared dispositive power

		186,956 (SEE ITEM 4)
9	Aggregate amount beneficially owned by each reporting person

186,956
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions).

☐
11	Percent of class represented by amount in Row (9):

4.997%
12	Type of reporting person (see instructions):

IA

ITEM 1.

(a)	Name of Issuer: Capital Southwest Corporation

(b)	Address of Issuer's Principal Executive Offices: 12900 Preston Road, Suite 700, Dallas, Texas 75230

ITEM 2.

(a)	Name of Person Filing:

E. Michael Whelan, as trustee of The Thomas Heritage Charitable Lead Trust
The Thomas Heritage Charitable Lead Trust
EMW Capital Advisors, LLC

(b)	Address of Principal Business Office or, if none, Residence:

12660 Hillcrest #5202
Dallas, Texas 75230

(c)	Citizenship: USA

(d)	Title of Class of Securities: Common Stock, par value $1.00 per share

(e)	CUSIP Number: 140501107

ITEM 3.	If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

186,956 shares*

(b)	Percent of class:

4.997%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

E. Michael Whelan, as trustee of The Thomas Heritage Charitable Lead Trust – 186,956*
The Thomas Heritage Charitable Lead Trust – 186,956*
EMW Capital Advisors, LLC – 0

(ii)	Shared power to vote or to direct the vote:

None.

(iii)	Sole power to dispose or to direct the disposition of:

None.

(iv)	Shared power to dispose or to direct the disposition of:

E. Michael Whelan, as trustee of The Thomas Heritage Charitable Lead Trust – 186,956*
The Thomas Heritage Charitable Lead Trust – 186,956*
EMW Capital Advisors, LLC – 186,956*

  * E. Michael Whelan is the sole trustee of The Thomas Heritage Charitable Lead Trust (the “Trust”).  In such capacity, Mr. Whelan has sole voting power of 186,956 shares of Common Stock owned by the Trust.  Pursuant to an Investment Management Agreement between the Trust and EMW Capital Advisors, LLC (the “Advisor”), the Trust granted to the Advisor investment control over the assets of the Trust, including the shares of Common Stock owned by the Trust.  The current sole beneficiary of the Trust is The Thomas Heritage Foundation.  Mr. Whelan and the Advisor each disclaim beneficial ownership of all securities held by the Trust and the filing of this Schedule 13G shall not be construed as an admission that Mr. Whelan or the Advisor is the beneficial owner of such securities for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

186,956 shares of the Common Stock identified in this Schedule 13G are owned by the Trust.  The beneficiary of the Trust has the right to receive dividends from such securities and the proceeds from the sale of such securities.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 2010

/s/ E. Michael Whelan
E. Michael Whelan

THE THOMAS HERITAGE CHARITABLE LEAD TRUST

By:	/s/ E. Michael Whelan
E. Michael Whelan, Sole Trustee

EMW CAPITAL ADVISORS, LLC

By:	/s/ E. Michael Whelan
E. Michael Whelan, Managing Member

EXHIBIT A
Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the statement dated January 12, 2010 containing the information required by Schedule 13G for the shares of common stock, par value $1.00 per share, of Capital Southwest Corporation held by E. Michael Whelan, The Thomas Heritage Charitable Lead Trust and EMW Capital Advisors, LLC.

Dated:  January 12, 2010

/s/ E. Michael Whelan
E. Michael Whelan

THE THOMAS HERITAGE CHARITABLE LEAD TRUST

By:	/s/ E. Michael Whelan
E. Michael Whelan, Sole Trustee

EMW CAPITAL ADVISORS, LLC

By:	/s/ E. Michael Whelan
E. Michael Whelan, Managing Member